MICROMEM TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED APRIL 30, 2006

This Management's Discussion and Analysis has been prepared to provide a more substantive discussion on the business of Micromem Technologies Inc. (hereinafter referred to as "Micromem", the "Company", "we", "us" or "our") and to assist in analyzing the consolidated financial statements for the 3 months ended April 30, 2006.

I.                OVERVIEW

1.    Technology:

We are a development stage company that currently operates in a single segment as a developer of non-volatile magnetic memory technology (the "Technology"). Nonvolatile memory implies the ability to retain information after power has been shut off. Our Technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization.

We hired Dr. Cynthia Kuper in January 2005 as Chief Technology Officer to coordinate and oversee all of our research and development efforts, to manage the development of our patents and intellectual property and to initiate discussions with potential joint development partners in the industry.

In fiscal 2005, we established certain goals and milestones relating to our technology. This included further development and optimization of our 1 bit prototype device and initial work on the development of an array. Additionally we set the objective of initiating discussions with potential joint development partners. Finally we set the objectives of consolidating our patent position and improving our financial reporting capabilities and internal controls.

We have conducted our research in conjunction with several research collaboration partners under formal agreements. These partners include Materials and Manufacturing Ontario ("MMO") and Communications and Information Technology Ontario ("CITO") (collectively referred to herein as the Ontario Centres of Excellence ("OCE")) and the University of Toronto.

In June 2005, we signed a new license agreement ("the License Agreement") with the University of Toronto and the OCE whereby:

a.      OCE released us and the UofT from the commercialization obligations set forth is all prior research collaboration agreements.

b.     We acquired exclusive worldwide rights to the Technology and Developed Technology and Patent Rights (as those terms are defined in the License Agreement) related to the MRAM technology developed at the UofT.

c.     We have agreed to royalties and payments as follows:

1.1 In consideration for the rights and licenses granted, we shall pay to the UofT:

a.      4% of Net Sales until such time as the UofT has received from the Company an aggregate amount of CDN $500,000.

b.      1% of Net Sales thereafter.

1.2 If we sublicense any rights granted herein to any non-affiliate:

a.     In combination or association with the Micromem Intellectual Property, the UofT shall receive 10% of any Net Fees and/or Net Royalties that shall be received by us in respect of any licenses involving both the rights granted herein and such Micromem Intellectual Property;

b.     For all other sublicenses of the rights granted herein to a non-affiliate, the UofT shall receive 20% of any Net Fees and/or Net Royalties that shall be received by us in respect of such sublicenses; and

c.     Net Fees and/or Net Royalties shall be paid to the UofT until such time as it has received an aggregate amount of CDN $500,000; thereafter we shall pay half of the amounts set forth in 1.2 (a) or (b) as is applicable.

1.3 At any point after which we have paid the UofT CDN $500,000, we may at our option buy out the obligation to pay royalties hereunder by paying to the UofT a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the UofT in the proceeding twenty-four months. We shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time our obligation to pay royalties under Section 1.1. or 1.2 shall be waived by the UofT.

As a condition to entering the License Agreement, we agreed that we would enter into a further Research Agreement with a funding commitment of no less than CDN $500,000 to continue the further research and development of the Inventions and Micromem Intellectual Property. In August 2005, we made an initial payment of $250,000 and, in November 2005, we made the second payment of $250,000 under the terms of this further Research Agreement.

We expanded our patent portfolio with 6 new filings in 2005. We continue to work with our research partners and have successfully developed prototype applications which we hope to commercialize in future. We now are pursing potential joint development agreements with industry partners.

We believe that there are substantial market opportunities available to commercialize our Technology in conjunction with strategic partners, and we are currently pursuing such opportunities. We plan to complete our research initiatives and enter into agreements with strategic partners so as to commercialize our Technology under licensing and other arrangements.

Subsequent to April 30th, the Company announced an agreement with Omron Corporation, a leading supplier of reliable advanced electronics and RFID components (refer to Subsequent Events in Section IX).

2.    Operations:

We have a small full-time staff compliment of 7 people including the President, Chief Technology Officer and Chief Financial Officer. The bulk of the research being completed is through our research partners as described above.

Our activities over the past several years have been aimed at pursuing our research initiatives and to continue to raise financing in order to support these initiatives.

3.    Financial:

The Management Discussion and Analysis of financial condition and results of operations for the years ended October 31, 1999-2005 have previously been released and should be read in conjunction with the consolidated financial statements and related notes in this report.

Our current status is as follows:

a.     We realized $480,000 of proceeds on the exercise of 1,600,000 stock options during the quarter.

b.     We report current and cumulative losses that are substantial. We had a working capital deficiency of $474,295 at April 30, 2006 (however approximately $530,000 of the total of $840,322 of accounts payable and accrued liabilities reported at April 30, 2006 are deferred obligations which will not be discharged until we have adequate funding to discharge such obligations). We continue to raise capital in order to fund our operations.

c.     We reported nil capital assets as of April 30, 2006 and have no current commitments to acquire additional capital assets.

d.     We have contingent obligations with respect to potential royalty payments and with respect to our license agreements.

4.    Compliance Matters:

We have limited personnel and historically have identified weaknesses in our internal control and reporting procedures.

In August 2004, we hired Dan Amadori as Chief Financial Officer to assume primary responsibility for all compliance and regulatory matters.

In 2005 we added new accounting personnel and have arranged for an independent review of our internal accounting procedures and controls by an independent firm of Chartered Accountants. These recommendations are being implemented over the 2006 fiscal year so that we will be fully compliant with all of the requirements of the Sarbanes-Oxley legislation.

We are currently in full compliance with all financial reporting requirements. We have engaged the services of an independent firm of Chartered Accountants to complete our income tax return filings in both Canadian and U.S. jurisdictions.

5.    Accounting Policies:

Our financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in our case, conform in all material respects to generally accepted accounting principles in the United States.

6.    Key Variables:

In order for us to be successful in future, to develop licensing agreements and to realize profitable operations, we must successfully complete our research initiatives, identify strategic partners and enter into licensing agreements with such partners. We must continue to raise the required level of capital in order to support these initiatives.

II.            GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially explore our Technologies. There is no certainty that such financing will be available in the future.

Our ability to continue, as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

III.            OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2000-2005 and the quarters ending January 31 and April 30, 2006. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2000-2005 and the quarter ending April 30, 2006.

Three Months Ending April 30, 2006 Compared to Three Months Ending April 30, 2005:

We had no operating revenues in the quarter ending April 30, 2006 (2005: $301). The only income reported in 2006 was interest income of $1,219 (2005: $289).

Operating costs and expenses decreased from $474,528 in 2005 to $333,768 in 2006, the significant changes included:

a.     Administrative costs increased from $43,240 to $64,259, an increase of $21,019. In 2006, we reported higher expenses relating to shareholder communications investor relations and filing fees.

b.     Professional, management and consulting fees decreased from $253,653 in 2005 to $201,276 in 2006.

c.     Wages and salaries have increased from $19,996 in 2005 to $50,122 in 2006. We absorbed more of the salary costs shared amongst related entities in 2006.

d.     Travel and entertainment costs decreased from $37,936 in 2005 to $31,851 in 2006.

e.     Research and development expenses decreased from $116,869 in 2005 to $13,043 in 2006; the Company met its annual commitments to the University of Toronto by January 31, 2006 and thus reports minimal research and development expenses in the current quarter.

We reported a net loss of $333,768, or $0.01 per share, in 2006 (2005: net loss of $474,227 or $0.01 per share).

IV.            UNAUDITED QUARTERLY FINANCIAL INFORMATION

Table 3 presents certain quarterly information for the 2005-2006 fiscal years.

V.            LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Table 4 provides a summary of the financing raised by us in the 2005 and 2006 fiscal years.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at April 30, 2006, our net working capital position was ($474,295). This amount reflects approximately $530,000 of accrued liabilities which are deferred obligations and which will not be discharged until we have the funds to do so. For the same period last year, we had net working capital of $863,594. We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain equity financing from investors and from investors who hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no material commitments for capital expenditures as of April 30, 2006.

VI.            CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of the Company's critical accounting policies and estimates set forth below.

Our financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.

Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Accounts recorded in foreign currency have been converted to United States dollars as follows:

-    Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;

-    Other Assets at historical rates;

-   Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and

-  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted since October 31, 2004 has been reflected as an expense in the consolidated statement of operations.

We are a development stage company. Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP.

VII.            COMMITMENTS AND CONTINGENCIES:

Refer to the commentary included in the Section I.1 on Technology which outlines our current initiatives and obligations.

a.     Technology development agreement:

On March 14, 2001, our subsidiary, Pageant, entered into a three-year technology development agreement with Estancia and Lienau to continue the development of the Technology. Under the terms of the agreement, Pageant committed to pay Estancia $215,000 per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the development expenses of up to a maximum of $500,000 per agreement year.

On April 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period through November 2004.

The go-forward payments were renegotiated as $62,707 between May through October 2002, $197,086 during fiscal 2003 and $143,330 during fiscal 2004.

The development efforts under this agreement ceased in July 2002. We reported approximately $287,000 in accounts payable and accrued liabilities with respect to this agreement as of October 31, 2005, as compared to $287,000 at October 31, 2004.

Certain interests under the agreement with Estancia reverted to Estancia on March 9, 2004. On this basis, to the extent that revenues are generated by us relating directly and specifically to the VENRAM Patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

b.     Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future minimum annual lease payments are approximately as follows:

2006-2010 (annually)	$98,400

c.     Legal matters:

In the normal course of business, Micromem and its subsidiaries are involved in various legal actions. In management's opinion, the ultimate disposition of these actions, individually or in aggregate, will not have a material adverse effect on our financial condition.

We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

d.     Royalties:

Refer to the commentary in Section 1.1 which outlined our obligations under the terms of the License Agreement signed in June 2005.

e.     Contracts:

In January 2005, we entered into an employment contract with Dr. Cynthia Kuper for her services as our Chief Technology Officer. The agreement extends for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year.

We have granted the Chief Technology Officer 100,000 options to purchase Common Shares exercisable at $0.68 per share which expire in January 2011, and 300,000 options to purchase Common Shares exercisable at $0.80 per share which expire 45 days after the end of the above-noted employment agreement.

On May 29, 2005, we entered into a new employment agreement with our Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000. At our option we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

VIII.             ACTIVITY DURING THE 6 MONTHS ENDING APRIL 30, 2006:

The following significant events occurred during the quarter ending April 30, 2006:

(a)   In December 2005, we revised the terms of the unit private placements completed during fiscal 2005. In each case the unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006. The remaining terms of the Series A and Series B warrants were unchanged.

(b)   In November 2005, we granted 50,000 options to purchase common shares to an employee at an exercise price of $0.72 per share. These options expire in November 2009 if unexercised. We also granted 300,000 options to purchase common shares to a new director at an exercise price of $0.60 per share. These options expire in December 2010 if unexercised.

(c)    In January 2006 the C ompany granted 100,000 options to the Chief Technology Officer at an exercise price of .68¢ per share. These options expire in January 2007 if unexercised.

(d)    In January 2006 a director exercised 150,000 options at a price of .30¢ per share and the Company realized $45,000 of subscription proceeds.

(e)    In February - March 2006, several directors exercised a total of 1,600,000 options at a price of .30¢ per share and the Company realized $480,000 of subscription proceeds.

IX.            SUBSEQUENT EVENTS:

On May 30, 2006 the Company announced an agreement with Omron Corporation to investigate viable MRAM technology. Under the agreement, Omron will evaluate the performance and suitability of the Company's MRAM memory as it relates to Omron's array of RFID products. O mron is a large supplier of reliable advanced electronic and RFID components.

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Table 1
Micromem Technologies Inc Management Discussion and Analysis April 30, 2006

Selected statement of Operations and Deficit information (all amounts in United States dollars)

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2005	8,703	(4,035,483)	(.060)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,565,515)	(.300)

2001	185,590	(9,187,377)	(.210)

2000	140,231	(16,940,613)	(.443)

Quarter ending:

Apr 30, 2006	-	(333,768)	(0.01)

Apr 30, 2005	1,219	(474,227)	(0.01)

Table 2
Micromem Technologies Inc Management Discussion and Analysis April 30, 2006

Selected Balance Sheet Information (all amounts in United States dollars)

Fiscal year ending October 31,	Working capital (deficiency)	Capital assets at NBV	Other Assets	Total Assets	Shareholders equity (deficit)

2005	(74,831)	-	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	-	350,138	104,438

2002	1,368,589	98,654	307,698	1,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

2000	1,076,127	31,125	227,523	2,219,987	1,684,775

Quarter ending

April 30, 2006	(474,295)	-	-	366,027	(474,295)

April 30, 2005	863,594	2,469	-	1,322,069	866,063

Table 3
Micromem Technologies Inc Management Discussion and Analysis April 30, 2006

Unaudited quarterly financial information (all amounts in United States dollars)

			Loss/share
Quarter ending	Revenues	Loss for the quarter	Basic and fully diluted

October 31, 2004	117	429,289	0.01

July 31, 2004	450	1,621,839	0.03

April 30, 2004	3,658	70,876	0.00

January 31, 2004	521	192,294	0.00
	4,746	2,314,298	0.04

October 31, 2005	7,070	(1,380,802)	0.03

July 31, 2005	1,043	(1,726,931)	0.03

April 30, 2005	301	(474,227)	0.01

January 31, 2005	289	(453,523)	0.01
	8,703	(4,035,483)	0.08

January 31, 2006	1,219	(734,482)	0.01

April 30, 2006	-	(333,768)	0.01

Table 4
Micromem Technologies Inc Management Discussion and Analysis April 30, 2006

Financing raised by the Company in the fiscal years of 2005-2006

Date of financing		2006			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placement
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500

Exercise of warrants
Aug - Oct 2004				2,031,250	0.08	162,500
June - Sept 2004
October 2004				400,000	0.11	44,000

Exercise of options
June 2005	-	-	-	1,820,000	0.30	553,600
January 2006	150,000	0.30	45,000
February-March 2006	1,600,000	0.30	480,000
	1,750,000		525,000	6,593,584		2,232,600

Table 5
Micromem Technologies Inc Management Discussion and Analysis April 30, 2006

Outstanding options

Number of options	Strike price	Expiry date

300,000	0.60	3/22/2007
300,000	0.80	2/22/2007
100,000	0.91	6/17/2009
3,600,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,650,000	0.72	5/27/2010
8,750,000	0.52 (average)

Outstanding Warrants

1,028,344	0.60	6/30/2006
1,028,344	0.60	12/31/2006
1,300,000	0.65	6/30/2006
1,300,000	0.65	12/31/2006
14,000	0.75	6/30/2006
14,000	0.75	12/31/2006
1,000,000	0.70	12/31/2006
800,000	0.70	12/31/2006
6,484,688	0.65 (average)